Exhibit 16


                         [COOPERS & LYBRAND LETTERHEAD]



September 5, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the statements made by Chantal Skin Care Corporation (copy attached), which we understand will be filed with the Commission, pursuant to
Item 4 of Form 8-K, as part of the Company's Form 8-K/A (Amendment No. 1) report for the month of August 1996. We agree with the description of the disagreements set forth in the second and third paragraphs of Item 4 of the Company's Form 8-K/A.

We have the following comments concerning the first and fifth paragraphs of Item 4:

As regards the separate engagement with respect to the shipments, orders and returns of the Company's distributor, we previously advised the Company that we were unable to complete our engagement because we could not obtain information from the distributor that we considered necessary on a timely basis. Upon our resignation as the Company's auditors, we advised the Company that we would not complete such separate engagement.

With respect to the audit of the Company's June 30, 1995 financial statements, we have informed the Company that we will release our report on such financial statements upon the Company and its parent, Chantal Pharmaceutical Corporation, meeting certain conditions regarding such items as the determination of the proper SEC reporting form and satisfaction of our billings. Also with respect to these financial statements, generally accepted auditing standards make it necessary for us, in order to release our report thereon, to complete certain procedures. In the fifth paragraph of Item 4, the Company has expressed its expectations regarding the content of our report. We are unable to comment on the Company's expectations until such procedures have been completed.

Very truly yours,

/s/ Coopers & Lybrand L.L.P.